

November 30, 2009

Mr. Curtis M. Stevens
Chief Financial Officer, Louisiana-Pacific Corporation
414 Union Street
Nashville, TN 37219

Re: **Louisiana-Pacific Corporation**
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement filed on Schedule 14A filed March 23, 2009
                Form 10-Q for the quarter ended March 31, 2009
                Form 10-Q for the quarter ended September 30, 2009
                File No. 1-7107

Dear Mr. Stevens:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 2

1. In future filings, please include the information required by Item 101(b) and (d) of Regulation S-K in the Business section, or include a cross-reference to this information in the financial statements.

2. In future filings, please discuss the principal methods of competition as required by Item 101(c)(1)(x) of Regulation S-K.

3. In future filings, please disclose the sources and availability of the resins you use in your manufacturing processes. See Item 101(c)(1)(iii) of Regulation S-K.

Risk Factors, page 7

We have not verified the results of third-party research . . . , page 10

4. Please remove this risk factor in future filings as you may not use language that could be interpreted as a disclaimer of the information contained in the filing.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 22

5. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the triggering events which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

    *   The percentage by which fair value exceeds carrying value;
    *   A description of the methods and key assumptions used and how the key assumptions were determined;
    *   A discussion of the degree of uncertainties associated with the key assumptions, and;
    *   A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

<u>Liquidity and Capital Resources, page 33</u>

6. On page 35 of your Form 10-K, we note the following statement:

    Based upon our recent financial performance, the facility requires us to
    cash collateralize outstanding borrowings and letters of credit. This facility
    requires LP to pledge, as security for its reimbursement obligations under
    the facility, cash collateral in an amount equal to 105% of the face amount
    of the borrowings or letters of credit outstanding under the facility at any
    time. Accordingly any borrowings under the facility under current
    circumstances would result in a net use of cash.

    We note that you have terminated the September 1, 2004 Credit Agreement, to which the
    above disclosure refers, and entered into the Loan and Security Agreement on March 10,
    2009. However, the 2009 Loan and Security Agreement appears to contain a similar cash
    collateral provision. In future filings, please expand your discussion of liquidity to
    provide more detail regarding this cash collateral provision, including when it would
    apply to the company and how it would impact the company's financial condition and
    liquidity.

<u>Notes to financial statements</u>

<u>Note 23. Guarantees and Indemnifications, page 84</u>

7. Please revise to present a rollfoward of your warranty reserve for each period presented.

<u>Exhibit 32.1 – Section 906 Certification</u>

8. Please note that the address of the Securities and Exchange Commission is 100 F Street,
    NE, Washington, DC 20549. Please revise accordingly in all future filings. This
    comment also applies to the Section 906 certification in your Forms 10-Q for the
    quarterly periods ending March 31, 2009, June 30, 2009, and September 30, 2009.

Definitive Proxy Statement filed on Schedule 14A

<u>Executive Compensation, page 25</u>

<u>Equity-Based Awards, page 31</u>

9. We note your use of a performance adjustment factor that increases or decreases the target value for each named executive officer's annual equity-based award based on subjective assessments of the named executive officer's performance. To the extent you continue this practice in the future, please expand your disclosure in future filings to describe elements of individual performance and contribution that are taken into account when determining the appropriate performance adjustment factor. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

<u>Exhibit Index, page 40</u>

10. We note that you incorporate Exhibit 10.1, the Loan and Security Agreement dated March 10, 2009, by reference to Exhibit 10.1 in your Form 8-K filed on March 10, 2009. It appears that you have not filed the schedules and exhibits to this Loan and Security Agreement. Please advise or file these schedules and exhibits in a future Exchange Act filing.

<u>Exhibit 32.1 – Section 906 Certification</u>

11. We note that this certification identifies the report as the Company's Form 10-Q for the period ended September 30, 2008. Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10-Q as an amendment with the corrected Section 906 certification attached and new Section 302 certifications. Please note that the revised certifications must refer to the Form 10-Q/A and be currently dated.

Form 10-Q for the period ended September 30, 2009

<u>Significant Accounting Estimates and Judgments, page 26</u>
<u>Auction Rate Securities, page 26</u>

12. Please revise future filings to include a more specific and comprehensive discussion of the valuation techniques and assumptions used in determining the fair value of your auction-rate securities. In this regard, please explain the underlying factors that have led to the unrealized gains you have recorded.

Non-GAAP Financial Measure, page 28

13. We note that EBITDA represents net income (loss) before income taxes, investment income, interest expense, and depreciation and amortization. Please explain to us why you believe this is not an Adjusted EBITDA calculation. Additionally, we note the items which you have excluded in your Adjusted EBITDA do not appear to comply with Item 10(e)(ii)(B) of Regulation S-K as it appears that some of these charges are reasonably likely to recur within two years. Please either delete your presentation of these non-GAAP measures or provide to us a comprehensive explanation regarding why you believe these measures are appropriate and how you believe they comply with the requirements of Item 10(e) as a non-GAAP performance measure. Please also refer to Question #8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Liquidity and Capital Resources

Operating Activities, page 38

14. Your current discussion of cash flows from operating activities does not provide a reader with an understanding of the change from period to period. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, such as accounts receivable and inventories. In this regard we note that your trade receivables have increased significantly while your sales have not increased in a proportional manner. Please address whether there have been any changes to the terms of your sales. Refer to SEC Release 33-8350.

Other Liquidity Matters, page 39

15. Please revise future filings to include a discussion of when the principal of your auction rate securities will be available to you and the methods in which you expect to gain access to that principal, for example, successful auctions, alternative buyers or renegotiated financing. Please address whether you are relying on obtaining this principal for use in day to day operations.

Credit Facilities, page 39

16. We note that your fixed charge coverage ratio was less that 1.1 to 1.0 and this precluded you from utilizing $50 million of the facility. Please enhance future liquidity discussions to address the impact the lack of this availability may have on your operations. Additionally, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Jessica Kane, Attorney, at (202) 551-3235, Pamela Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief